EXHIBIT 99.1

Hydrogenics Awarded Contract to Deliver Hydrogen Powered Fuel Cell Power Modules for Hybrid Ferry

Hydrogen Powered Fuel Cells to Transport Guests to Popular National Landmarks Like the Statue of Liberty and Ellis Island

MISSISSAUGA, Ontario, March 25, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that the Company has received a contract from Statue Cruises, LLC, a subsidiary of Hornblower Cruises & Events for the delivery of two HyPM HD 16 fuel cell power modules delivering up to 33 kilowatts of continuous power. The 600 passenger Hornblower Hybrid will be propelled by hydrogen fuel cells in a compound hybrid arrangement along with wind turbines, solar panels and a tier 2 diesel engine for additional energy needs.

The marine market is well-poised to benefit from fuel cells from both an environmental and efficiency viewpoint. When in harbour, vessels typically utilize diesel powered main engines or auxiliary power units emitting large amounts of emissions and noise into the environment. Fuel cells emit no emissions and comparatively little noise making them an ideal solution for high profile marine applications. In the case of fleets which return to a common port or base, the economic justification for hydrogen fueling stations can be compelling.

"We are proud to be providing our fuel cell products for this high profile application. Delivering our standard fuel cell power modules allows customers to rapidly deploy fuel cells in a wide variety of challenging environments," said Daryl Wilson, President and Chief Executive Officer of Hydrogenics Corporation. In addition to providing fuel cell power modules, we will support Hornblower's US Coast Guard certification process by utilizing our vast experience working with many of the leading certification bodies throughout the world," added Wilson.

"By combining hydrogen, solar and wind power, Hornblower will minimize its environmental impact as we transport guests to popular national landmarks like the Statue of Liberty and Ellis Island. Our goal is to reduce emissions to the greatest extent possible, with a goal in the future to eliminate them entirely during a cruising day," says Terry MacRae, CEO of Statue Cruises and Hornblower Cruises & Events. "We expect this pioneering project to inspire continued industry innovations. The technology on the Hornblower Hybrid is now scalable for other hybrid ferries, hybrid yachts and even hybrid tugs," added MacRae.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Company Contact:
         Lawrence Davis, Chief Financial Officer
         (905) 361-3633
         investors@hydrogenics.com